# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aureus Greenway Holdings Inc, CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock, par value $0.001 per share.
Address of issuer's principal executive offices: 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0002078215
Persons authorized to receive notices and communications: American Ventures LLC,, Series XVI AGH, 110 Front Street Suite 300, Jupiter, Florida (FL), 33477, 917.608.7234

## Reporting persons
- American Ventures LLC, Series XVI AGH (CIK 0002078215): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- American Ventures Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. American Ventures Management LLC is the manager of Series XVI AGH and does not hold any shares or AGH Warrants directly.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- American Ventures IM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. American Ventures IM LLC is the investment manager of Series XVI AGH and does not hold any shares or AGH Warrants directly.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- Dominari Holdings Inc. (CIK 0000012239): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. Dominari Holdings Inc. ("DOMH"), a Delaware corporation, is the majority member of American Ventures Management LLC and American Ventures IM LLC and does not hold any shares or the AGH Warrants directly.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. Eric Newman ("Mr. Newman") is the manager of American Ventures Management LLC and American Ventures IM LLC, respectively, which is the manager and investment manager of Series XVI AGH. Mr. Newman does not own any shares or AGH Warrants directly and disclaims beneficial ownership over any securities held by Series XVI AGH and Trajan other than to the extent of his respective pecuniary interest therein, directly or indirectly.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- Anthony Hayes (CIK 0001538372): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. Anthony Hayes ("Mr. Hayes") is the Chief Executive Officer, a director and Chairman of the board of directors of Dominari Holdings Inc., the majority member of American Ventures Management LLC and American Ventures IM LLC, respectively the manager and investment manager of Series XVI AGH. Mr. Hayes does not own any shares or AGH Warrants directly and disclaims beneficial ownership over any securities held by Series XVI AGH and Trajan other than to the extent of his respective pecuniary interest therein, directly or indirectly.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- Trajan Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 1,128,988; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. Trajan owns no shares of the Issuer or AGH Warrants that are held by Series XVI AGH, directly or indirectly, and disclaims beneficial ownership interest in such shares and AGH Warrants.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
- Kyle Michael Wool (CIK 0001856536): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,128,988; sole dispositive power 0; shared dispositive power 1,128,988; aggregate amount beneficially owned 1,128,988 (7.73% of the class)
  Comment: The number of shares represented by the amount in Rows 8, 10 and 11 includes (i) 728,988 shares of the Issuer's common stock owned by American Ventures LLC, Series XVI AGH ("Series XVI AGH") and (ii) 400,000 shares of the Issuer's common stock owned by Trajan Holdings LLC ("Trajan"). Series XVI AGH holds such shares and the AGH Warrants, discussed below, directly. Series XVI AGH owns no shares of the Issuer that are held by Trajan, directly or indirectly, and disclaims beneficial ownership interest in such shares. Kyle Wool ("Mr. Wool") is the sole member and manager of Trajan and thus has sole voting power and dispositive power over the securities of the Issuer held by Trajan. Additionally, Mr. Wool is the President of Dominari Holdings Inc., the majority member of American Ventures Management LLC and American Ventures IM LLC, respectively the manager and investment manager of Series XVI AGH. Mr. Wool does not own any shares or AGH Warrants directly and disclaims beneficial ownership over any securities held by Trajan and Series XVI AGH other than to the extent of his respective pecuniary interest therein, directly or indirectly.
  
  The number of shares represented by the amount in Rows 8, 10 and 11 excludes (i) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (ii) 29,885,057 shares of common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iii) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants"), none of which are currently exercisable within 60 days (collectively, the "AGH Warrants"). However, pursuant to the warrant agreements relating to the AGH Warrants, the AGH Warrants are subject to 4.99% (or, at the election of the holder, 9.99%) beneficial ownership limitations or "blockers," wherein Series XVI AGH may not exercise its AGH Warrants for shares of common stock to the extent that, upon giving effect to such exercise, Series XVI AGH together with its affiliates, and any other persons acting as a group together with Series XVI AGH or any of the Series XVI AGH's affiliates (such persons, "Attribution Parties") would beneficially own greater than 4.99% (or, at the election of Series XVI AGH, 9.99%) of the Issuer's common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the blockers, the number of shares of common stock beneficially owned by Series XVI AGH and its affiliates and Attribution Parties shall include the number of shares of common stock issuable upon exercise of the AGH Warrants with respect to which such determination is being made, but will exclude the number of shares of common stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of each such warrant beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other common stock equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained therein beneficially owned by Series XVI AGH or any of its affiliates or Attribution Parties.
  
  The aggregate number of shares of common stock and the percentage of total outstanding shares of common stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker pursuant to Rule 13d-3(d)(1)(i). The percent of class represented by the amount in Row 13 is based on 14,608,988 shares of the Issuer's common stock issued and outstanding as of August 14, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share.
Name of issuer: Aureus Greenway Holdings Inc
Address of issuer's principal executive offices: 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744

## Item 2. Identity and Background
Name of person filing:
American Ventures LLC, Series XVI AGH ("Series XVI AGH"), a Delaware series limited liability company, directly owns (i) 728,988 shares of the Issuer's common stock, (ii) 29,885,057 shares of the Issuer's common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants A ("Common Warrants A"), (iii) 29,885,057 shares of the Issuer's common stock that may be purchased by exercising the Issuer's Common Stock Purchase Warrants B ("Common Warrants B"), and (iv) 29,156,069 shares of common stock that may be purchased by exercising the Issuer's Pre-Funded Common Stock Purchase Warrants ("Pre-Funded Warrants") (the Common Warrants A, Common Warrants B and the Pre-Funded Warrants collectively referred to herein as the "AGH Warrants").

Trajan Holdings LLC ("Trajan"), a Florida limited liability company, owns 400,000 shares of the Issuer's common stock directly.

American Ventures Management LLC ("AV Management"), a Delaware limited liability company, is the manager of Series XVI AGH.

American Ventures IM LLC ("AV IM"), a Delaware limited liability company, is the investment manager of Series XVI AGH.

Dominari Holdings Inc. ("DOMH"), a Delaware corporation, is the majority member of AV Management and AV IM that controls the voting power and dispositive power over securities of the Issuer held by entities managed or controlled by AV Management and/or AV IM.

Eric Newman ("Mr. Newman") is the manager of both AV Management and AV IM.

Kyle Michael Wool ("Mr. Wool") is the President and director of DOMH and sole member and manager of Trajan.

Anthony Hayes ("Mr. Hayes") is the Chief Executive Officer, a director and Chairman of the board of directors of DOMH.

AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes share voting and dispositive power over the securities held by Series XVI AGH. As a result, each of AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes may be deemed to indirectly beneficially own the securities held by Series XVI AGH.

Each of AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes disclaim beneficial ownership over any securities held by the Series XVI AGH other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

Mr. Wool shares voting and dispositive power over the securities held by Trajan and disclaims beneficial ownership over any securities held by Trajan other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

Series XVI AGH, Trajan, AV Management, AV IM, DOMH, Mr. Newman, Mr. Wool and Mr. Hayes are the reporting persons in this Schedule 13D (the "Reporting Persons").
Residence or business address:
AV Management, Series XVI AGH, AV IM, Mr. Newman and Trajan have a principal business office at 110 Front Street, Suite 300, Jupiter, Florida 33477.

DOMH, Mr. Wool and Mr. Hayes have a principal business office at 725 Fifth Avenue, 22nd Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of Series XVI AGH, Trajan, AV Management, and AV IM is private investments. The principal business of DOMH is wealth management, investment banking, sales and trading, and asset management. The principal employment of Messrs. Wool, Hayes and Newman are set forth in Item 2(a) above.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Series XVI AGH, AV Management, and AV IM are organized under the laws of the State of Delaware. Trajan is organized under the laws of the State of Florida. Mr. Newman, Mr. Wool and Mr. Hayes are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Series XVI AGH purchased its shares of the Issuer using funds it raised in a private offering of non-voting membership interests in reliance on the exemption provided by Regulation D, Rule 506(b) under the Securities Act of 1933. No funds used for such purchases were borrowed.

Trajan purchased its shares of the Issuer via a Purchase Agreement between it and a shareholder of the Issuer dated August 26, 2025 using funds from personal funds of Mr. Wool.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities described herein for investment purposes. The Reporting Persons may engage in discussions with the Issuer's management, board of directors, stockholders, and other interested parties concerning potential strategic transactions, including possible merger and acquisition opportunities. The Reporting Persons may from time to time make introductions or otherwise facilitate discussions between the Issuer and third parties regarding such potential opportunities. The Reporting Persons are in discussions with third parties that may result in one of the actions described in Item 4(a)-(j) above, however there are currently no definitive agreements to undertake such actions. Additionally, the Reporting Persons may continue to review and consider other opportunities that may present themselves from time to time, depending on various factors, including the Issuer's financial position, the price level of the securities, conditions in the securities markets, general economic and industry conditions, or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on each of the cover pages hereto. Only Mr. Wool has voting and dispositive power over the securities held by Trajan. Mr. Newman, Mr. Hayes, AV Management, AV IM, and Series XVI AGH have no voting or dispositive power over the securities held by Trajan.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.

Series XVI AGH and Trajan are the record and direct beneficial owners of the securities covered by this Schedule 13D. Series XVI AGH and Trajan have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) their respectively owned shares of common stock.

As the manager of AV Management and AV IM (respectively, the manager and investment manager of Series XVI AGH), Mr. Newman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock owned by Series XVI AGH. Mr. Newman, AV Management, and AV IM do not own any shares of common stock directly and disclaim beneficial ownership of any shares of common stock owned by Series XVI AGH.

As the Chief Executive Officer, a director and Chairman of the board of directors of DOMH (the majority member of Series XVI AGH), Mr. Hayes may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock owned by Series XVI AGH. Mr. Hayes and DOMH do not own any shares of common stock directly and disclaim beneficial ownership of any shares of common stock owned by Series XVI AGH.

As the President of DOMH (the majority member of Series XVI AGH), Mr. Wool may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock owned by Series XVI AGH. Mr. Wool does not own any shares of common stock directly that are owned by Series XVI AGH and disclaims beneficial ownership of any shares of common stock owned by Series XVI AGH.

As the sole member and manager of Trajan, Mr. Wool may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock beneficially owned by Trajan. Mr. Wool does not own any shares of common stock directly that are owned by Trajan and disclaims beneficial ownership of any shares of common stock beneficially owned by Trajan.

As of the date hereof, no Reporting Person owns any shares of common stock of the Issuer other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were effected within the past 60 days, except for the acquisition of (i) 728,988 shares of the Issuer's common stock and AGH Warrants by Series XVI AGH on July 23, 2025 and (ii) 400,000 shares of the Issuer's common stock by Trajan on August 26, 2025 as described in Item 3, above.
Other persons with the right to receive dividends or sale proceeds: Other than the members of American Ventures LLC, Series XVI AGH, which is a private investment fund exempt from the registration requirements of the Investment Company Act of 1940, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- American Ventures LLC, Series XVI AGH: /s/ Eric Newman, Eric Newman / Manager of American Ventures Management LLC, Manager of American Ventures LLC, Series XVI AGH (09/02/2025)
- American Ventures Management LLC: /s/ Eric Newman, Eric Newman / Manager (09/02/2025)
- American Ventures IM LLC: /s/ Eric Newman, Eric Newman / Manager (09/02/2025)
- Dominari Holdings Inc.: /s/ Kyle Michael Wool, Kyle Michael Wool / President (09/02/2025)
- Eric Newman: /s/ Eric Newman, Eric Newman / Self (09/02/2025)
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes / Self (09/02/2025)
- Trajan Holdings LLC: /s/ Kyle Michael Wool, Kyle Michael Wool / Sole Member and Manager of Trajan Holdings LLC (09/02/2025)
- Kyle Michael Wool: /s/ Kyle Michael Wool, Kyle Michael Wool / Self (09/02/2025)